

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

<u>Via E-mail</u>
Jim Atchison
Chief Executive Officer
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, FL 32819

> **Re:** **SeaWorld Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 20, 2013**
> **File No. 333-192420**

Dear Mr. Atchison:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Principal and Selling Shareholders, page 115</u>

1. Please disclose that the selling stockholders may be deemed underwriters for this offering.

2. Please tell us if any of the selling shareholders are broker-dealers or affiliates of broker-dealers. To the extent that any selling shareholders are affiliates of broker-dealers but are not broker dealers themselves, please revise to state that each of them (1) purchased their shares in the ordinary course of business and (2) at the time of the purchase of the shares to be resold, had no agreements or understanding, directly or indirectly, with any person to distribute the shares. If you are not able to make these statements in the prospectus about any selling shareholders that are affiliates of broker-dealers please revise to name those selling shareholders as underwriters in the prospectus. To the extent that any selling shareholders are broker-dealers please revise to name them as underwriters in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc:     Via E-mail
        Igor Fert, Esq.